Filing pursuant to Rule 424(b)(5)
Registration Statement No. 333-112964
PROSPECTUS SUPPLEMENT
(To Prospectus dated May 24, 2004)
2,000,000 Shares
Common Stock
     Raymon F. Thompson, the Chairman of our Board of Directors and Chief Executive Officer, is offering 2,000,000 shares of our common stock pursuant to this prospectus supplement to the prospectus dated May 24, 2004. We will not receive any proceeds from the sale of shares by Mr. Thompson. Our common stock is quoted on the Nasdaq National Market under the symbol “SMTL.” On December 15, 2005, the closing sale price of the common stock on the Nasdaq National Market was $10.40 per share. Concurrently with this offering, we are offering 3,000,000 shares of our common stock pursuant to a separate prospectus supplement dated December 15, 2005 to a prospectus dated October 3, 2000.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-2.

	Per Share	Total

Public Offering Price	$9.8500	$19,700,000
Placement Agent Fee	$.5319	$1,063,800
Proceeds, before expenses, to the Selling Shareholder	$9.3181	$18,636,200

     We and Mr. Thompson have engaged Needham & Company, LLC as our exclusive placement agent in connection with the shares offered by this prospectus supplement. The placement agent is not purchasing or selling any of these shares nor is it required to sell any specific number or dollar amount of shares, but will use its commercially reasonable efforts to arrange for the sale of the shares of common stock offered. Because there is no minimum offering amount required as a condition to closing in this offering, the actual public offering amount, aggregate placement agent fee, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Needham & Company, LLC
As Placement Agent
The date of this prospectus supplement is December 15, 2005.

     This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, you should rely on the information in this prospectus supplement.
     You should rely only on the information contained or incorporated by reference in this prospectus supplement and contained or incorporated by reference in the accompanying prospectus. Neither we, the selling shareholder nor Needham & Company, LLC has authorized anyone to provide you with information that is different. The selling shareholder is offering to sell, and seeking offers to buy, shares only in jurisdictions where offers and sales are permitted. The information contained, or incorporated by reference, in this prospectus supplement and contained, or incorporated by reference, in the accompanying prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus, or of any sale of the common stock. It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents we have referred you to in the section entitled “Where You Can Find More Information” below in this prospectus supplement.

PROSPECTUS SUPPLEMENT SUMMARY
     The items in the following summary are described in more detail in this prospectus supplement, the prospectus or in the documents incorporated or deemed to be incorporated by reference herein or therein. This summary highlights selected information and does not contain all of the information that you should consider before investing in the shares. You should carefully read this entire prospectus supplement, including the “Risk Factors,” the accompanying prospectus, and the financial statements and other information incorporated by reference in this prospectus supplement and the accompanying prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “we,” “us,” “our” or the “Company” mean Semitool, Inc. and its subsidiaries.
Our Company
     We design, manufacture, install and service highly-engineered equipment for use in the fabrication of semiconductor devices. Our products are focused on the wet chemical process steps in integrated circuit, or IC, manufacturing and include systems for wafer surface preparation and electrochemical deposition, or ECD, applications. Our surface preparation systems are designed for wet cleaning, stripping and etching processes, including photoresist and polymer removal and metal etching. Our ECD systems are used to plate copper and gold which is used for the IC’s internal wiring, or interconnects; to plate solder and gold bumps for wafer level packaging applications; and to plate other metals for various semiconductor and related applications. Our products address critical applications within the semiconductor manufacturing process, and help enable our customers to manufacture more advanced semiconductor devices that feature higher levels of performance. The fabrication of semiconductor devices typically requires several hundred manufacturing steps, with the number of steps continuing to increase for advanced devices. Due to the breadth of our product portfolio and advanced technology capabilities, our solutions address over 150 of these manufacturing steps.
     Semitool, Inc., a Montana corporation, was founded in 1979 and is headquartered in Kalispell, Montana. Our mailing address is 655 West Reserve Drive, Kalispell, MT 59901 and our telephone number is 406-752-2107. Additional information about the Company is available on our website at http://www.semitool.com. Information contained on our website does not constitute a part of this prospectus supplement.

RISK FACTORS
     Investing in our stock involves a high degree of risk. You should carefully consider the following risk factors and other information in this prospectus supplement and the accompanying prospectus, including the additional information in our reports and other documents on file with the SEC that are incorporated by reference in this prospectus supplement and the accompanying prospectus, before deciding to invest in our common stock. If any of the following risks actually occurs, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties, not presently known to us, or that we currently see as immaterial, may also harm our business. If any of these additional risks and uncertainties occur, the trading price of our common stock could decline, and you might lose all or part of your investment.
Risks Related to Our Business
We have incurred significant net losses in the past, our future revenues are inherently unpredictable, and we may be unable to maintain profitability.
     We have incurred significant net losses in the past. Our operating results for future periods are subject to numerous uncertainties, and we cannot assure that we will be able to maintain the profitability that we achieved in fiscal 2005 and 2004. It is possible that in future quarters our operating results will decrease from the previous quarter or fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock could significantly decline.
Our quarterly operating results have varied in the past and will continue to vary significantly in the future, causing volatility in our stock price.
     Our quarterly operating results have varied significantly in the past and will continue to do so in the future, which will continue to cause our common stock price to fluctuate in the future. Some of the factors that may influence our operating results and subject our common stock to price and volume fluctuations include:
•	changes in customer demand for our systems, which is influenced by economic conditions, technological developments in the semiconductor industry, and the announcement or release of enhancements to existing products or new product offerings by our competitors;

•	demand for products that use semiconductors;

•	market acceptance of our systems and changes in our product offerings;

•	size and timing of orders from customers;

•	customer cancellations or delays in orders, shipments, and installations;

•	customer delays or rejections of final acceptance of our shipments;

•	changes in average selling price and product mix;

•	failure to ship an anticipated number of systems in the quarter;

•	product development costs, including research, development, engineering and marketing expenses associated with our introduction of new products and product enhancements;

•	sudden changes in component prices or availability;

•	manufacturing inefficiencies caused by uneven or unpredictable order patterns, reducing our gross margins;

•	costs associated with protecting our intellectual property;

•	level of our fixed expenses relative to our net sales; and

•	fluctuating costs associated with our international organization and international sales; including currency exchange rate fluctuations.
     During any quarter, a significant portion of our net sales may be derived from the sale of a relatively small number of high priced systems. The selling prices of our systems range from under $100,000 to in excess of $2.9 million. Accordingly, a small change in the number and/or mix of tools we sell may cause significant changes in our operating results.
     Variations in the amount of time it takes for our customers to accept our systems may cause our operating results to fluctuate. Securities and Exchange Commission Staff Accounting Bulletin 104 (SAB 104) “Revenue Recognition” provides guidance on the recognition of revenue for sales that involve contractual customer acceptance provisions and product installation commitments. Timing of revenue recognition from the sale of new systems, sales to new customers and installation services is subject to the length of time required to achieve customer acceptance after shipment, which could cause our operating results to vary from period to period.
     In light of these factors and the cyclical nature of the semiconductor industry, we expect to continue to experience significant fluctuations in quarterly and annual operating results. Moreover, many of our expenses are fixed in the short-term which, together with the need for continued investment in research and development, marketing and customer support, limits our ability to reduce expenses quickly in response to declines in sales. As a result, net sales could decline and harm our business, financial condition, results of operations and cash flows, which could cause our operating results to be below the public market analysts’ or investors’ expectations and the market price of our stock could decline.
Cyclicality in the semiconductor industry and the semiconductor equipment industry has historically led to substantial variations in demand for our products and consequently our operating results, and will continue to do so.
     Our operating results are subject to significant variation due to the cyclical nature of the semiconductor industry’s business cycles, the timing, length and volatility of which are difficult to predict. Our business depends upon the capital spending of semiconductor manufacturers, which, in turn, depends upon the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor industry has historically been cyclical because of sudden changes in demand for semiconductors and manufacturing capacity, including capacity utilizing the latest technology. The rate of changes in demand, including end-user demand, is accelerating, and the effect of these changes on us is occurring sooner, exacerbating the volatility of these cycles. These changes have affected the timing and amounts of customers’ capital equipment purchases and investments in new technology, and continue to affect our net sales, gross margin and results of operations.
     During downturns, the semiconductor equipment industry typically experiences a more pronounced percentage decrease in revenues than the semiconductor industry. The semiconductor industry experienced a downturn that began in fiscal 2001, which seriously affected our net sales, gross margin and results of operations. In addition, during downturns, it is critical to appropriately align our cost structure with prevailing market conditions, to minimize the effect of such downturns on our operations, and in particular, to continue to maintain our core research and development programs. If we are unable to align our cost structure in response to such downturns on a timely basis, or if such implementation has an adverse impact on our business, then our financial condition or results of operations may be negatively affected to an even larger extent during industry downturns.

     Conversely, during an upturn or periods of increasing demand for semiconductor manufacturing equipment, we may not have sufficient manufacturing capacity and inventory to meet customer demand. During an upturn we would be unable to predict the sustainability of a recovery, if any, and/or the industry’s rate of growth in such a recovery, both of which will be affected by many factors. If we are unable to effectively manage our resources and production capacity during an industry upturn, there could be a material adverse effect on our business, financial condition, results of operations and cash flows.
We have experienced periods of rapid growth and decline in operating levels, and if we are not able to successfully manage these significant fluctuations, our business, financial condition and results of operations could be significantly harmed.
     We have experienced periods of significant growth and decline in net sales. Our net sales increased 36.4% from approximately $139.6 million in fiscal 2004 to approximately $190.4 million in fiscal 2005. However, there have been other periods of significant declines in net sales; for example, our net sales decreased 51.8% from approximately $256.5 million for fiscal 2001 to approximately $123.7 million for fiscal 2002. In addition, our consolidated orders backlog increased 62.6% from approximately $37.7 million at September 30, 2004 to $61.3 million at September 30, 2005. If we are unable to effectively manage periods of rapid decline or sales growth, our business, financial condition, results of operations and cash flows could be significantly harmed.
Our deferred revenue and orders backlog may not result in future net sales.
     Revenue recognition guidance requires that revenue and the associated profit from the sale of newly introduced systems, systems sales to new customers and substantive installation obligations that are subject to contractual customer acceptance provisions are deferred until the customer has acknowledged their acceptance of the system. If the system does not meet the agreed specifications and the customer refuses to accept the system, the deferred revenue and associated deferred profit will not be realized and we may be required to refund any cash payments previously received from the customer, which may harm our business, financial condition, results of operations and cash flows.
     Order backlog does not necessarily include all sales needed to achieve net revenue expectations for a subsequent period. We schedule the production of our systems based in part upon order backlog. Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. In addition, while we evaluate each customer order to determine qualification for inclusion in backlog, there can be no assurance that amounts included in backlog will ultimately result in future sales. A reduction in backlog during any particular period, or the failure of our backlog to result in future sales, could harm our business, financial condition, results of operations and cash flows.
Our continued high spending levels on research and development and the need to maintain a high level of customer service and support may, under certain circumstances, harm our results of operations.
     In order to remain competitive, we must maintain a high level of investment in research and development, marketing and customer service while controlling operating expenses.
     Our industry is characterized by the need for continued investment in research and development as well as a high level of worldwide customer service and support. As a result of our need to maintain spending levels in these areas, our operating results could be materially harmed if our net sales fall below expectations. In addition, because of our emphasis on research and development and technological innovation, our operating costs may increase further in the future, which could have a negative impact on our results of operations and cash flow in any given period.
     There can be no assurance that we will have sufficient resources to continue to make a high level of investment in research and development, marketing and customer service while controlling operating expenses or that our products will continue to be viewed as competitive as a result of technological advances by competitors or changes in semiconductor processing technology. Such competitive pressures may necessitate significant price reductions by us or result in lost orders, which could harm our business, financial condition, results of operations and cash flows.

We depend on our key customers with which we do not have long-term contracts. Any loss, cancellation, reduction or delay in purchases by, or failure to collect receivables from these customers could harm our business.
     Typically, we do not have long-term contracts with our customers. As a result, our agreements with our customers do not provide any assurance of future sales. Sales are made pursuant to purchase orders, which can be cancelled or delayed by our customers at any time. Our customers are not required to make minimum purchases from us, or make purchases at any particular time; our customers are free to purchase products from our competitors; and our customers can stop purchasing our products at any time without penalty.
     Our ten largest customers accounted for approximately 58.2%, 56.9% and 58.4% of net sales in fiscal 2005, 2004 and 2003, respectively. There is a limited number of mostly large companies operating in the highly concentrated, capital intensive semiconductor industry. Accordingly, we expect that we will continue to depend on a relatively small number of large companies for a significant portion of our net sales. Although the composition of the group of largest customers may change from year to year, the loss of, or a significant curtailment of purchases by, one or more of our key customers or the delay or cancellation of a large order could cause our net sales to decline significantly, which would harm our business, financial condition, results of operations and cash flows. Similarly, delays in payments by large customers could have a significant impact on our cash flows.
Intense competition in the markets in which we operate may adversely affect our market share and reduce demand for our products.
     We face substantial competition from established competitors, some of which have:
•	greater financial, marketing, technical and other resources;

•	broader and integrated product lines;

•	more extensive customer support capabilities; and

•	larger sales organizations and customer bases.
     We may also face competition from new market entrants. Our ability to compete successfully in the future depends on a number of factors, including:
•	system performance, quality and reliability;

•	upfront price and maintenance costs of using our products;

•	ability to ship products on time to meet customers’ demands;

•	timeliness and quality of technical support service; and

•	our success in developing new and enhanced products.
     Due to intense competitive conditions in the semiconductor equipment industry, we have from time to time selectively reduced prices on our systems in order to protect our market share, and competitive pressures may necessitate further price reductions. Periodically, our competitors announce the introduction of new products or lower prices which can affect our customers’ decisions to purchase our systems, the prices we can charge for our systems and the level of discounts we grant our customers.

     Moreover, there has been significant merger and acquisition activity among our competitors and potential competitors. These combinations may provide our competitors and potential competitors with a competitive advantage over us by enabling them to more rapidly expand their product offerings and service capabilities to meet a broader range of customer needs. Many of our customers and potential customers are relatively large companies that require global support and service for their semiconductor manufacturing equipment. Our larger competitors have more extensive infrastructures, which could place us at a disadvantage when competing for the business of global semiconductor device manufacturers.
     We expect our competitors to continue to improve the design and performance of their products. We cannot assure you that our competitors will not develop enhancements to, or future generations of, competitive products that will offer superior price, performance and/or cost of ownership features, or that new processes or technologies will not emerge that render our products less competitive or obsolete.
     As a result of the substantial investment required to evaluate and select capital equipment and integrate it into a production line, we believe that once a manufacturer has selected certain capital equipment from a particular vendor, there is a tendency for the manufacturer to rely upon that vendor to provide equipment for the specific production line application and may seek to rely upon that vendor to meet other capital equipment requirements. Accordingly, we may be at a competitive disadvantage for a protracted period of time with respect to a particular customer if that customer utilizes a competitor’s manufacturing equipment.
We introduced our Raider platform in 2003, which accounts for a substantial portion of current and anticipated sales.
     We introduced our Raider platform in 2003 and intend to leverage this core technology platform, which is based on our prior platforms, to expand our product portfolio and increase market opportunities. We expect that revenue from this product platform will continue to account for a significant portion of our revenue. Accordingly, acceptance of this product platform is critical to our future success. Factors that may affect the market acceptance of this product include the performance, price and total cost of ownership of the product, and the availability, functionality and price of competing products and technologies. Failure of this new product to maintain market acceptance would significantly impact our prospects.
Rapid technological change could make our products and inventories obsolete or unmarketable for specific applications.
     We operate in an industry that is subject to evolving industry standards, rapid technological changes, rapid changes in customer demands and the rapid introduction of new, higher performance systems with shorter product life cycles. For example, recent trends in semiconductor manufacturing include the move towards smaller device features to lower cost and improve performance, the use of new materials, such as copper, to achieve higher speed and performance of an integrated circuit, and the migration to 300mm diameter wafers from 200mm diameter wafers to increase productivity and reduce costs. As a result of these and other trends in our industry, we expect to continue to make significant investments in research and development. Although, historically, we have had adequate funds from operations to devote to research and development, there can be no assurance that we will have funds available, and in sufficient quantities, in the future for such research and development activities. Introductions of new products by us or our competitors could adversely affect sales of our existing products and may cause these existing products and related inventories to become obsolete or unmarketable, or otherwise cause our customers to defer or cancel orders for existing products. We may be unable to develop and introduce new products or enhancements to our existing products on a timely basis or in a manner which satisfies customer needs or achieves widespread market acceptance. Any significant delay in releasing new systems could adversely affect our reputation, give a competitor a first-to-market advantage or allow a competitor to achieve greater market share. These effects of rapid technological change could harm our business, financial condition, results of operations and cash flows.
Our results of operations may suffer if we do not effectively manage our inventories or are required to write down our inventories due to changing market demands for our products.
     To achieve commercial success with our products, we need to manage our inventory of component parts and finished goods effectively to meet changing customer product and volume requirements. Some of our products and supplies, have in the past and may in the future, become obsolete, while in inventory, due to rapidly changing customer specifications or slowdowns in demand for existing products ahead of new product introductions by us or our competitors. If we are not successfully able to manage our inventory, including our spare parts inventory, we may need to write off unsaleable or obsolete inventory, which would adversely affect our results of operations. For example, in the fourth quarter of fiscal 2003, we wrote down inventory by $19.1 million primarily due to a change in forecasted demand for certain of our products due to the introduction of our new Raider platform.

Our dependence on key suppliers could delay shipments and increase our costs.
     Some components and subassemblies included in our products are obtained from a single source or a limited group of suppliers. The loss of, or disruption in, shipments from these sole or limited source suppliers could, in the short-term, adversely affect our business and results of operations. Further, a significant increase in the price of one or more of these components could harm our business, financial condition, results of operations and cash flows.
Our future success depends on international sales.
     Our net sales attributable to customers outside the United States as a percentage of our total net sales were approximately 72.7%, 51.8% and 61.4% in fiscal 2005, 2004 and 2003, respectively. We expect net sales outside the United States to continue to represent a significant portion of our future net sales. Sales to customers outside the United States are subject to various risks, including:
•	exposure to currency fluctuations and related derivatives used to hedge such fluctuations;

•	exposure of foreign accounts to foreign exchange translations;

•	political and economic instability, including terrorism;

•	unexpected changes in regulatory requirements;

•	tariffs and other market barriers;

•	potentially adverse tax consequences;

•	outbreaks of hostilities, particularly in Israel, Korea, Taiwan or China;

•	difficulties in managing foreign sales representatives and distributors; and

•	difficulties in staffing and managing foreign branch operations.
     A substantial portion of our international sales are denominated in U.S. dollars. Therefore, if the U.S. dollar rises in value in relation to foreign currencies, our systems will become more expensive to customers outside the United States and less competitive with systems produced by competitors outside the United States. Such conditions could negatively impact our international sales.
     Although we endeavor to meet technical standards established by foreign standards setting organizations, there can be no assurance that we will be able to comply with changes in foreign standards in the future.
Variations in the amount of time it takes for us to sell our systems may cause fluctuations in our operating results, which could cause our stock price to decline.
     Variations in the length of our sales cycles could cause our net sales, and thus our business, financial condition, results of operations and cash flows, to fluctuate widely from period to period. This variation could cause our stock price to decline. Our customers generally take a long time to evaluate many of our products before committing to a purchase. We expend significant resources educating and providing information to our prospective customers regarding the uses and benefits of our systems. The length of time it takes us to make a sale depends upon many factors, including:
•	the efforts of our sales force and our independent sales representatives and distributors;

•	the complexity of our customers’ fabrication processes;

•	the internal technical capabilities and sophistication of the customer; and

•	capital spending by our customers.
     Because of the number of factors influencing the sales cycle, the period between our initial contact with a potential customer and the time when we recognize revenue from our customer, if ever, varies widely in length. Our sales cycle typically ranges from one month to two years. Occasionally our sales cycle can be even longer, particularly with our international customers and new technologies. The subsequent build cycle, or the time it takes us to build a product to customer specifications after receiving an order, typically ranges from one to six months. During these cycles, we commit substantial resources to our sales efforts in advance of receiving any revenue, and we may never receive any revenue from a customer despite our sales efforts.
     When a customer purchases one of our systems, that customer often evaluates the performance of the system for a lengthy period before considering the purchase of more systems. The number of additional products a customer may purchase from us, if any, depends on many factors, including the customer’s capacity requirements. The period between a customer’s initial purchase and subsequent purchases, if any, often varies from two to twelve months or longer, and variations in length of this period could cause further fluctuations in our business, financial condition, results of operations, cash flows, and possibly our stock price.
If we deliver systems with defects, our credibility may be harmed, sales and market acceptance of our systems may decrease and we may incur liabilities associated with those defects.
     Our systems are complex and sometimes have contained errors, defects and software bugs when introduced. If we deliver systems with errors, defects or software bugs, our credibility and the market acceptance and sales of our systems could be harmed. Further, if our systems contain errors, defects or software bugs, we may be required to expend significant capital and resources to alleviate such problems. Defects could also lead to commercial and/or product liability as a result of lawsuits against us or against our customers. We have agreed to product liability indemnities. Our product and commercial liability insurance policies currently provide only limited coverage per claim. In the event of a successful product liability and/or commercial claim, we could be obligated to pay damages that may not be covered by insurance or that are significantly in excess of our insurance limits.
Failure of our products to gain market acceptance would adversely affect our financial condition and our ability to provide customer service and support.
     We believe that our growth prospects depend upon our ability to gain customer acceptance of our products and technology. Market acceptance of products depends upon numerous factors, including compatibility with existing manufacturing processes and products, perceived advantages over competing products and the level of customer service available to support such products. Moreover, manufacturers often rely on a limited number of equipment vendors to meet their manufacturing equipment needs. As a result, market acceptance of our products may be adversely affected to the extent potential customers utilize a competitor’s manufacturing equipment. There can be no assurance that growth in sales of new products will continue or that we will be successful in obtaining broad market acceptance of our systems and technology.
     We expect to spend a significant amount of time and resources to develop new products and refine existing products. In light of the long product development cycles inherent in our industry, these expenditures will be made well in advance of the prospect of deriving revenue from the sale of any new systems. Our ability to commercially introduce and successfully market any new products is subject to a wide variety of challenges during this development cycle, including start up delays, design defects and other matters that could delay the introduction of these systems to the marketplace. As a result, if we do not achieve market acceptance of new products, we may not be able to realize sufficient sales of our systems in order to recoup research and development expenditures. The failure of any of our new products to achieve market acceptance would harm our business, financial condition, results of operations and cash flows.
We manufacture substantially all of our equipment at a single facility and any prolonged disruption in the operations of that facility could have a material adverse effect on our net sales.
     We manufacture substantially all of our equipment in our primary manufacturing facility located in Kalispell, Montana. Our manufacturing processes are highly complex and require sophisticated and costly equipment and a specially designed facility. As a result, any prolonged disruption in the operations of our manufacturing facility, whether due to technical or labor difficulties, destruction or damage as a result of a fire or any other reason, could seriously harm our ability to satisfy our customer order deadlines. If we cannot provide timely delivery of our systems, our business, financial condition, results of operations and cash flows would be adversely affected to a significant extent.
If we require additional capital in the future, it may not be available, or if available, may not be on terms acceptable to us.
     We believe that our existing balances of cash, cash equivalents and marketable securities, our cash flow from operations, and a revolving credit facility we finalized in November 2004 and amended in the first quarter of fiscal 2006 will be sufficient to meet our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional financing to fund our operations in the future. As a result of growing our business, we experienced negative cash flows from operating activities of $9.6 million for the year ended September 30, 2005. We experienced negative cash flows from operating activities of $10.1 million for the year ended September 30, 2003. Despite the negative cash flows from operating activities, we have been able to fulfill our working capital and capital expenditure needs due to available cash resources and maintaining adequate debt financing arrangements. Although we expect existing debt financing arrangements and cash flows generated from operating activities to be sufficient to fund operations at the current and projected levels in the future, there is no assurance that our operating plan will be achieved. We may need to take actions to reduce costs, seek alternative financing arrangements or pursue additional placement of our common stock.
     A significant contraction in the capital markets, particularly in the technology sector, may make it difficult for us to raise additional capital in the future, if and when it is required, especially if we are unable to maintain profitability. If adequate capital is not available to us as required, or is not available on favorable terms, our shareholders may be subject to significant dilution in their ownership if we raise additional funds through the issuance of equity securities, or we could be required to significantly reduce or restructure our business operations.
     The above mentioned revolving credit facility provides for up to $30 million in borrowings. There is no assurance that this facility will be sufficient to meet our cash needs.
Compliance with environmental regulations may be very costly, and the failure to comply could result in liabilities, fines and cessation of our business.
     We are subject to a variety of governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals. Current or future regulations could require us to purchase expensive equipment or to incur other substantial expenses to comply with environmental regulations. Any failure by us to control the use of, or adequately restrict the discharge or disposal of, hazardous substances could subject us to future liabilities, result in fines being imposed on us, or result in the suspension of production or cessation of our manufacturing operations.

If the protection of our proprietary rights is inadequate, our business could be harmed.
     We place a strong emphasis on the technically innovative features of our products and, where available, we generally seek patent protection for those features. We currently hold 295 U.S. patents, some with pending foreign counterparts, have approximately 188 U.S. patent applications pending and intend to file additional patent applications, as we deem appropriate. There can be no assurance that patents will issue from any of our pending applications or that existing or future patents will be sufficiently broad to protect our technology. While we attempt to protect our intellectual property rights through patents, copyrights and non-disclosure agreements, there can be no assurance that we will be able to protect our technology, or that competitors will not be able to develop similar technology independently. In addition, the laws of certain foreign countries do not protect our intellectual property to the same extent as the laws of the United States. Furthermore, certain types of intellectual property are country-specific; for example, U.S. patents provide protection in the U.S. but generally do not provide protection outside the U.S. Moreover, there can be no assurance that our existing or future patents will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide meaningful competitive advantages to us. In any of such events, our business, financial condition, results of operations and cash flows could be harmed.
     There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. Although we are not aware of any potential infringement by our products of any patents or proprietary rights of others, further commercialization of our technology could provoke claims of infringement from third parties.
     In addition, we rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties. However, employees may breach these agreements, and we may not have adequate remedies for any breach. In any case, others may come to know about or determine our trade secrets through a variety of methods.
     Now and in the future, litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could cause us to accrue substantial cost or divert our management or resources, which by itself could have a material adverse effect on our financial condition, results of operations and cash flows. Further, adverse determinations in such litigation could result in our loss of proprietary rights, subject us to significant liabilities and damages to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our products, any of which could harm our business, financial condition, results of operations and cash flows.
Our efforts to protect our intellectual property may be less effective in some foreign countries where intellectual property rights are not as well protected as in the United States.
     In fiscal 2005, approximately 72.7% of our net sales were derived from sales in foreign countries, including certain countries in Asia such as Singapore, Taiwan, Japan, China and Korea. The laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and many U.S. companies have encountered substantial problems in protecting their proprietary rights against infringement in such countries, some of which are countries in which we have sold and continue to sell systems. For example, in many countries other than the U.S., the public disclosure of an invention prior to the filing of a patent application for the invention would invalidate the ability of a company to obtain a patent. Similarly, in contrast to the United States where the contents of patent applications may remain confidential during the patent prosecution process in certain cases, the contents of a patent application may be published before a patent is granted, which provides competitors an advanced view of the contents of applications prior to the establishment of patent rights. For these and other reasons, we also have not filed patent applications in these countries to the same extent that we file in the U.S. There is a risk that our means of protecting our proprietary rights may not be adequate in these countries. Our competitors in these countries may independently develop similar technology or duplicate our systems. If we fail to adequately protect our intellectual property in these countries, it would be easier for our competitors to sell competing products in those countries.

Anti-takeover provisions in our charter documents could adversely affect the rights of the holders of our common stock.
     Our Articles of Incorporation authorize our Board of Directors to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of preferred stock and to fix the number of shares constituting any series and the designations of such series, without further vote or action by the shareholders. We have no present plans to issue any preferred stock in order to deter a takeover and/or adopt additional anti-takeover measures. If such actions are taken in the future, they may make a change of control difficult, even if a change of control would be beneficial to our shareholders.
     Any anti-takeover provisions, including any issuance of preferred stock, could have the effect of discouraging a third party from making a tender offer or otherwise attempting to gain control of us. In addition, these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.
We must attract and retain key personnel to help direct and support our future growth. Competition for such personnel in our industry can be high.
     Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing, customer support, finance and manufacturing personnel. The loss of any of these key personnel, particularly our Chairman and Chief Executive Officer, Raymon F. Thompson, who would be extremely difficult to replace, could harm our business and operating results. We do not have key person life insurance on any of our executives. Further, to support future growth, we will need to attract and retain additional qualified employees. The pool of qualified applicants is limited and it can be difficult to hire and relocate personnel from other areas. Competition for such personnel can be intense, and we may not be successful in attracting and retaining qualified senior executives and other employees.
Risks Related to this Offering
We may need additional capital in the future, and financing may not be available.
     We believe that we have sufficient cash and cash equivalents, along with the net proceeds from the sale of 3,000,000 shares by us in an offering concurrent with this offering, any funds that we generate from operations and amounts available under out credit facility, to meet operating expenses and planned capital expenditures through fiscal 2006 and into the foreseeable future. However, we cannot assure you that these resources will be sufficient. Our cash requirements will depend on numerous factors, including the rate of growth of our sales, the timing and levels of products purchased, payment terms and credit limits from manufacturers, the timing and level of our accounts receivable collections and our ability to manage our business profitability.
     We may also raise additional funds through public or private debt or equity financings, and these financings would likely dilute our shareholders. We cannot assure you that any additional financing we may need will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of unanticipated opportunities, develop new products or otherwise respond to competitive pressures. In any such case, our business, operating results or financial condition could be materially adversely affected.
Our executive officers and directors will continue to have substantial control over our company after this offering, which may prevent you or other shareholders from influencing significant corporate decisions.
     As of December 1, 2005, Raymon F. Thompson, our Chairman and Chief Executive Officer and the selling shareholder in this offering, beneficially owned approximately 41.2% of our outstanding common stock. In addition, as of December 1, 2005, our executive officers and directors as a group owned approximately 41.3% of our outstanding common stock. After Mr. Thompson’s sale of 2,000,000 shares of our common stock and giving effect to the concurrent 3,000,000 share offering made by us, Mr. Thompson will beneficially own approximately 31.0% of our outstanding common stock. As a result, our executive officers and directors will continue, if they so choose, to be able to significantly influence all matters requiring shareholder approval. These matters include the election of directors and approval of significant corporate transactions, such as a merger, consolidation, takeover or other business combination involving us. Our existing principal shareholders, executive officers and directors may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership could also adversely affect the market price of our common stock or reduce any premium over market price that an acquirer might otherwise pay.
Our stock price is volatile, and you may not be able to resell your shares at or above the offering price.
     The market price of our common stock has been, and we expect will continue to be, subject to significant volatility. The value of our common stock may decline regardless of our operating performance or prospects. Factors affecting our market price include:
•	our perceived prospects;

•	variations in our operating results and whether we have achieved key business targets;

•	changes in, or our failure to meet, earnings estimates;

•	changes in securities analysts’ buy/sell recommendations;

•	differences between our reported results and those expected by investors and securities analysts;

•	announcements of new contracts by us or our competitors;

•	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors; and

•	general economic, political or stock market conditions.
     The general economic, political and stock market conditions that may affect the market price of our common stock are beyond our control. The market price of our common stock at any particular time may not remain the market price in the future.
We do not anticipate declaring any cash dividends on our common stock.
     We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus supplement, the accompanying prospectus and the documents that we have filed with the SEC that are included or incorporated by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to the “safe harbor” created by those sections. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential” and similar words or phrases or the negatives of these words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in these statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus supplement, the accompanying prospectus and the documents that are included or incorporated by reference in this prospectus supplement and the accompanying prospectus.
     Because the risk factors referred to above, as well as the risk factors incorporated by reference, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SELLING SHAREHOLDER
     The following table provides the number of shares of common stock beneficially owned by the selling shareholder as of December 1, 2005, the number of shares of common stock being sold by the selling shareholder pursuant to this prospectus supplement, and the number of shares of common stock beneficially owned by the selling shareholder as of December 1, 2005 after giving effect to the sale of shares of common stock by the selling shareholder pursuant to this prospectus supplement and the sale of 3,000,000 shares of common stock by us pursuant to a concurrent offering.
     Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by the selling shareholder and the percentage ownership of the selling shareholder, shares of common stock subject to options held by the selling shareholder that are currently exercisable or exercisable within 60 days of December 1, 2005 are deemed outstanding. Percentage of beneficial ownership as of December 1, 2005 is based upon 28,738,527 shares of common stock outstanding as of such date and 31,738,527 shares to be outstanding following the sale of 3,000,000 shares of common stock by us pursuant to a concurrent offering. To our knowledge, except as set forth in the footnotes to this table, the selling shareholder has sole voting and investment power with respect to the shares set forth opposite his name. The address of the selling shareholder is: c/o Semitool, Inc., 655 West Reserve Drive, Kalispell, Montana 59901.

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to This Offering		Shares	After This Offering
Shareholder	Number	Percent	Being Sold	Number	Percent
Raymon F. Thompson (1)(2)	11,845,918	41.2%	2,000,000	9,845,918	31.0%

(1)	Includes 112,612 held in Mr. Thompson’s name, 9,812,576 shares held in the name of the Raymon F. Thompson Revocable Trust, 1,760,730 shares held in the name of the Ladeine A. Thompson Revocable Trust (Mrs. Thompson is Mr. Thompson’s wife), and 160,000 shares held in the name of the Floyd Foundation Trust, of which Mr. Thompson is the trustee.

(2)	Raymon Thompson, the selling shareholder, has been the Chairman of the Board of Directors and our Chief Executive Officer during the past three years.

PLAN OF DISTRIBUTION
     The selling shareholder has entered into a placement agency agreement with Needham & Company, LLC. Under the placement agency agreement, Needham & Company, LLC is acting as the selling shareholder’s exclusive placement agent in connection with this offering and will use commercially reasonable efforts to arrange for the sale to selected institutional investors of all 2,000,000 shares the selling shareholder is offering by this prospectus supplement. The placement agent has no obligation to buy any of the shares from the selling shareholder, nor is it required to arrange the purchase or sale of any specific number or dollar amount of the shares. The placement agent will concurrently be acting as placement agent for us for the sale of up to 3,000,000 shares of common stock.
     The placement agency agreement provides that the obligations of the placement agent are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our officers, our counsel, and our independent auditors. The selling shareholder will enter into purchase agreements directly with the investors in connection with this offering.
     We currently anticipate the closing of the sale of the shares on December 21, 2005. On such closing date, the following will occur:
•	the selling shareholder will receive funds in the amount of the aggregate purchase price of the shares of common stock being sold by him on such closing date, less the amount of the placement agent’s fee he is paying to Needham & Company, LLC;

•	we will receive funds for the shares of common stock that we are concurrently selling, and we will pay Needham & Company, LLC a placement fee in accordance with the terms of the placement agency agreement; and

•	we and the selling shareholder will cause to be delivered shares of common stock being sold on such closing date in certificated or book-entry form.
     The selling shareholder has agreed to pay the placement agent total placement agent fees equal to 5.4% of the gross proceeds of the offering of shares by him. The following table shows the per share and total placement agent fee to be paid to the placement agent by him. These amounts are shown assuming all of the shares offered pursuant to this prospectus supplement are issued and sold by him.

	Per Share	Total
Placement Agent Fee	$0.5319	$1,063,800
     There is no minimum offering amount required as a condition to closing in this offering. Accordingly, the selling shareholder may sell substantially fewer than 2,000,000 shares of common stock, in which case the total placement agent fee may be substantially less than the maximum total set forth above.
     We have agreed to reimburse the placement agent for all costs and expenses incident to the performance of our obligations in connection with this offering. We estimate that the total expenses of the offering by the selling shareholder and the concurrent offering by us, excluding the placement agent fees, will be approximately $200,000.
     The selling shareholder agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from the placement agent’s engagement as exclusive placement agent in connection with this offering. The selling shareholder has also agreed to contribute to payments the placement agent may be required to make in respect of such liabilities.

     The placement agency agreement with Needham & Company, LLC will be filed as an exhibit to a Current Report on Form 8-K that will be filed with the SEC in connection with the consummation of this offering.
     We have agreed not to offer, sell, contract to sell, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 90 days after the date of this prospectus without the prior written consent of Needham & Company, LLC. Notwithstanding the foregoing, if (1) during the last 17 days of this 90-day period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of this 90-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of this 90-day period, the lock-up restrictions shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The lock-up restrictions do not apply to any existing employee benefit plans. Our directors and officers, including the selling shareholder, have agreed not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, for a period of 90 days after the date of this prospectus supplement without the prior written consent of Needham & Company, LLC. This 90-day lock up period is also subject to extension if we issue an earnings release or material news or a material event relating to us occurs, as described above. Needham & Company, LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.
     The placement agent has informed us that it will not engage in over-allotment, stabilizing transactions or syndicate covering transactions in connection with this offering.

EXPERTS
     The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended September 30, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares we are offering under this prospectus supplement. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus supplement, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as any other material we file with the SEC, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Semitool, Inc. The SEC’s Internet site can be found at http://www.sec.gov.
     The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement. Information in this prospectus supplement supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus supplement, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus supplement the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement but prior to the termination of the offering of the securities covered by this prospectus supplement.
     The following documents filed with the SEC are incorporated by reference in this prospectus supplement:
•	Our annual report on Form 10-K for the fiscal year ended September 30, 2005, filed with the SEC on December 14, 2005;

•	Our reports on Form 8-K filed on October 3, 2005, November 18, 2005 and December 7, 2005; and

•	The description of our common stock contained in our registration statement on Form 8-A filed with the Securities and Exchange Commission on January 27, 1995 (File No. 0-25424).
     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. Requests should be directed to Larry A. Viano, Semitool, Inc., 655 West Reserve Drive, Kalispell, Montana 59901, (406) 752-2107.

PROSPECTUS
Semitool, Inc.
4,000,000 Shares of Common Stock
     This prospectus relates to 4,000,000 outstanding shares of our common stock that Raymon Thompson, the Chairman of our Board of Directors, our President, Chief Executive Officer and the selling shareholder named in this prospectus, may offer from time to time. The registration of these shares does not necessarily mean that the selling shareholder will offer or sell his shares.
     We are not offering or selling any shares of our common stock pursuant to this prospectus. We will not receive any of the proceeds from the sale by the selling shareholder of the shares of common stock. We will bear the expenses of the offering of the common stock, except that the selling shareholder will pay any applicable underwriting fees, discounts or commissions and transfer taxes, as well as the fees and disbursements of his counsel.
     The selling shareholder identified in this prospectus may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.
     Our common stock is listed for trading on the Nasdaq National Market under the symbol “SMTL.” On May 14, 2004, the last reported sales price for our common stock on the Nasdaq National Market was $10.64.
     Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 2 of this prospectus.
     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is May 24, 2004

SEMITOOL, INC.
     We design, manufacture, install and service highly engineered equipment for use in the fabrication of semiconductor devices. Our products are focused on the wet chemical process steps in integrated circuit, or IC, manufacturing and include systems for electrochemical deposition, wafer surface preparation and wafer transport container cleaning. Our electrochemical deposition systems are used for plating copper and gold for the IC’s internal wiring, or interconnects; solder and gold bumps for wafer level packaging applications; and other metals for various semiconductor and related applications. Our surface preparation systems are designed for wet cleaning, stripping and etching processes, including photoresist and polymer removal and metal etching. Typically, there are hundreds of manufacturing steps in fabricating semiconductor devices and after many of these steps a wet cleaning, stripping or etching process is required. Our customers include many of the major semiconductor device and wafer level packaging manufacturers worldwide.
     Semitool, a Montana corporation, was founded in 1979 and is headquartered in Kalispell, Montana. Our mailing address is 655 West Reserve Drive, Kalispell, MT 59901 and our telephone number is 406-752-2107. Additional information about the Company is available on our website at http://www.semitool.com. On our Investor Relations page on our website, we post the following filings as soon as practicable after they are electronically filed with or furnished to the Securities and Exchange Commission: our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. All such filings on our own Investor Relations web page are available to be viewed on this page free of charge. Information contained on our website is not part of this prospectus or our other filings with the Securities and Exchange Commission. We assume no obligation to update or revise any forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise, unless we are required to do so by law. Our Form 10-K and other filings also are available at the Securities and Exchange Commission’s website at http://www.sec.gov.
We own the registered trademark “Semitool.” This prospectus also includes other trademarks and tradenames of Semitool and third parties.

RISK FACTORS
An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information contained in this prospectus supplement and the accompanying prospectus before deciding whether to purchase our common stock. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.
Risks Related to Our Business and Industry
We have incurred significant net losses, our future revenues are inherently unpredictable, and we may be unable to maintain profitability.
     We incurred net losses of $21.2 million, and $14.2 million in our fiscal years ended September 30, 2003, and 2002, respectively. Our operating results for future periods are subject to numerous uncertainties, and we cannot assure you that we will be able to maintain profitability that we achieved in the first quarter of fiscal 2004. It is possible that in future quarters our operating results will again decrease from the previous quarter or fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock could significantly decline.
Our quarterly operating results have varied in the past and will continue to vary significantly in the future, causing volatility in our stock price.
     Our quarterly operating results have varied significantly in the past and will continue to do so in the future, which will continue to cause our common stock price to fluctuate in the future. Some of the factors that may influence our operating results and subject our common stock to price and volume fluctuations include:
•	changes in customer demand for our systems, which is influenced by economic conditions, technological developments in the semiconductor industry, and the announcement or release of enhancements to existing products or new product offerings by our competitors;

•	demand for products that use semiconductors;

•	market acceptance of our systems and changes in our product offerings;

•	size and timing of orders from customers;

•	customer cancellations or delays in orders, shipments, and installations;

•	customer delays or rejections of final acceptance of our shipments;

•	changes in average selling price and product mix;

•	failure to ship an anticipated number of systems in the quarter;

•	product development costs, including research, development, engineering and marketing expenses associated with our introduction of new products and product enhancements;

•	sudden changes in component prices or availability;

•	manufacturing inefficiencies caused by uneven or unpredictable order patterns, reducing our gross margins;

•	costs associated with protecting our intellectual property;

•	level of our fixed expenses relative to our net sales; and

•	fluctuating costs associated with our international organization and international sales; including currency exchange rate fluctuations.
     During any quarter, a significant portion of our net sales may be derived from the sale of a relatively small number of high priced systems. The selling prices of our systems range from under $100,000 to in excess of $3.4 million. Accordingly, a small change in the number and/or mix of tools we sell may cause significant changes in our operating results.
     Variations in the amount of time it takes for our customers to accept our systems may cause our operating results to fluctuate. Securities and Exchange Commission Staff Accounting Bulletin 101 (SAB 101) “Revenue Recognition in Financial Statements” provides guidance on the recognition of revenue for sales that involve contractual customer acceptance provisions and product installation commitments. Timing of revenue recognition from the sale of new systems, sales to new customers and installation services is subject to the length of time required to achieve customer acceptance after shipment, which could cause our operating results to vary from period to period.
     In light of these factors and the cyclical nature of the semiconductor industry, we expect to continue to experience significant fluctuations in quarterly and annual operating results. Moreover, many of our expenses are fixed in the short-term which, together with the need for continued investment in research and development, marketing and customer support, limits our ability to reduce expenses quickly in response to declines in sales. As a result, net sales could decline and harm our business, financial condition, results of operations and cash flows, which could cause our operating results to be below the public market analysts’ or investors’ expectations and the market price of our stock could decline.
CYCLICALITY IN THE SEMICONDUCTOR INDUSTRY AND THE SEMICONDUCTOR EQUIPMENT INDUSTRY HAS HISTORICALLY LED TO SUBSTANTIAL VARIATIONS IN DEMAND FOR OUR PRODUCTS AND CONSEQUENTLY OUR OPERATING RESULTS, AND WILL CONTINUE TO DO SO.
     Our operating results are subject to significant variation due to the cyclical nature of the semiconductor industry’s business cycles, the timing, length and volatility of which are difficult to predict. Our business depends upon the capital spending of semiconductor manufacturers, which, in turn, depends upon the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor industry has historically been cyclical because of sudden changes in demand for semiconductors and manufacturing capacity, including capacity utilizing the latest technology. The rate of changes in demand, including end demand, is accelerating, and the effect of these changes on us is occurring sooner, exacerbating the volatility of these cycles. These changes have affected the timing and amounts of customers’ capital equipment purchases and investments in new technology, and continue to affect our net sales, gross margin and results of operations.
     During downturns, the semiconductor equipment industry typically experiences a more pronounced percentage decrease in revenues than the semiconductor industry. The semiconductor industry recently experienced a downturn that began in fiscal 2001, which seriously affected our net sales, gross margin and results of operations. In addition, during downturns, it is critical to appropriately align our cost structure with prevailing market conditions, to minimize the effect of such downturns on our operations, and in particular, to continue to maintain our core research and development programs. If we are unable to align our cost structure in response to such downturns on a timely basis, or if such implementation has an adverse impact on our business, then our financial condition or results of operations may be negatively affected to an even larger extent during industry downturns.
     Conversely, during an upturn or periods of increasing demand for semiconductor manufacturing equipment, we may not have sufficient manufacturing capacity and inventory to meet customer demand. During an upturn we would be unable to predict the sustainability of a recovery, if any, and/or the industry’s rate of growth in such a recovery, both of which will be affected by many factors. If we are unable to effectively manage our resources and production capacity during an industry upturn, there could be a material adverse effect on our business, financial condition, results of operations and cash flows.

WE HAVE EXPERIENCED PERIODS OF RAPID GROWTH AND DECLINE IN OPERATING LEVELS, AND IF WE ARE NOT ABLE TO SUCCESSFULLY MANAGE THESE SIGNIFICANT FLUCTUATIONS, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE SIGNIFICANTLY HARMED.
     We have experienced periods of significant growth and decline in net sales. Our net sales decreased 51.8% from approximately $256.5 million for fiscal 2001 to approximately $123.7 million for fiscal 2002 and then declined 5.4% to $117.0 million in fiscal 2003. In addition, our consolidated orders backlog decreased 27.9% from approximately $27.6 million at September 30, 2002 to $19.9 million at September 30, 2003. If we are unable to effectively manage periods of rapid decline or sales growth, our business, financial condition, results of operations and cash flows could be significantly harmed.
OUR DEFERRED REVENUE AND ORDERS BACKLOG MAY NOT RESULT IN FUTURE NET SALES.
     Revenue recognition guidance requires that revenue and the associated profit from the sale of newly introduced systems, systems sales to new customers and substantive installation obligations that are subject to contractual customer acceptance provisions are deferred until the customer has acknowledged its acceptance of the system. If the system does not meet the agreed specifications and the customer refuses to accept the system, the deferred revenue and associated deferred profit will not be realized and we may be required to refund any cash payments previously received from the customer, which may harm our business, financial condition, results of operations and cash flows.
     Order backlog does not necessarily include all sales needed to achieve net revenue expectations for a subsequent period. We schedule the production of our systems based in part upon order backlog. Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. In addition, while we evaluate each customer order on a case-by-case basis to determine qualification for inclusion in backlog, there can be no assurance that amounts included in backlog will ultimately result in future sales. A reduction in backlog during any particular period, or the failure of our backlog to result in future sales, could harm our business, financial condition, results of operations and cash flows.
OUR CONTINUED HIGH SPENDING LEVELS ON RESEARCH AND DEVELOPMENT AND THE NEED TO MAINTAIN A HIGH LEVEL OF CUSTOMER SERVICE AND SUPPORT MAY, UNDER CERTAIN CIRCUMSTANCES, HARM OUR RESULTS OF OPERATIONS.
In order to remain competitive, we must maintain a high level of investment in research and development, marketing and customer service while controlling operating expenses.
Our industry is characterized by the need for continued investment in research and development as well as a high level of worldwide customer service and support. As a result of our need to maintain spending levels in these areas, our operating results could be materially harmed if our net sales fall below expectations. In addition, because of our emphasis on research and development and technological innovation, our operating costs may increase further in the future, which could have a negative impact on our results of operations and cash flow in any given period.
There can be no assurance that we will have sufficient resources to continue to make a high level of investment in research and development, marketing and customer service while controlling operating expenses or that our products will continue to be viewed as competitive as a result of technological advances by competitors or changes in semiconductor processing technology. Such competitive pressures may necessitate significant price reductions by us or result in lost orders, which could harm our business, financial condition, results of operations and cash flows.

WE DEPEND ON OUR KEY CUSTOMERS WITH WHOM WE DO NOT HAVE LONG-TERM CONTRACTS. ANY LOSS, CANCELLATION, REDUCTION OR DELAY IN PURCHASES BY, OR FAILURE TO COLLECT RECEIVABLES FROM, THESE CUSTOMERS COULD HARM OUR BUSINESS.
     Typically, we do not have long-term contracts with our customers. As a result, our agreements with our customers do not provide any assurance of future sales. Sales are made pursuant to purchase orders, which can be cancelled or delayed by our customers at any time. Our customers are not required to make minimum purchases from us, or make purchases at any particular time; our customers are free to purchase products from our competitors; and our customers can stop purchasing our products at any time without penalty.
     Our ten largest customers accounted for approximately 58.4%, 58.6% and 38.7% of net sales in fiscal 2003, 2002 and 2001, respectively. There is a limited number of mostly large companies operating in the highly concentrated, capital intensive semiconductor industry. Accordingly, we expect that we will continue to depend on a relatively small number of large companies for a significant portion of our net sales. Although the composition of the group of largest customers may change from year to year, the loss of, or a significant curtailment of purchases by, one or more of our key customers or the delay or cancellation of a large order could cause our net sales to decline significantly, which would harm our business, financial condition, results of operations and cash flows. Similarly, delays in payments by large customers could have a significant impact on our cash flows.
INTENSE COMPETITION IN THE MARKETS IN WHICH WE OPERATE MAY ADVERSELY AFFECT OUR MARKET SHARE AND REDUCE DEMAND FOR OUR PRODUCTS.
     We face substantial competition from established competitors, some of which have:
•	greater financial, marketing, technical and other resources;

•	broader and integrated product lines;

•	more extensive customer support capabilities; and

•	larger sales organizations and customer bases.
     We may also face competition from new market entrants. Our ability to compete successfully in the future depends on a number of factors, including:
•	system performance, quality and reliability;

•	upfront price and maintenance costs of using our products;

•	ability to ship products on time to meet customers’ demands;

•	timeliness and quality of technical support service; and

•	our success in developing new and enhanced products.
     Due to intense competitive conditions in the semiconductor equipment industry, we have from time to time selectively reduced prices on our systems in order to protect our market share, and competitive pressures may necessitate further price reductions. Periodically, our competitors announce the introduction of new products or lower prices which can affect our customers’ decisions to purchase our systems, the prices we can charge for our systems and the level of discounts we grant our customers.
     Moreover, there has been significant merger and acquisition activity among our competitors and potential competitors. These combinations may provide our competitors and potential competitors with a competitive advantage over us by enabling them to more rapidly expand their product offerings and service capabilities to meet a broader range of customer needs. Many of our customers and potential customers are relatively large companies that require global support and service for their semiconductor manufacturing equipment. Our larger competitors have more extensive infrastructures, which could place us at a disadvantage when competing for the business of global semiconductor device manufacturers.
     We expect our competitors to continue to improve the design and performance of their products. We cannot assure you that our competitors will not develop enhancements to, or future generations of, competitive products that will offer superior price, performance and/or cost of ownership features, or that new processes or technologies will not emerge that render our products less competitive or obsolete.
     As a result of the substantial investment required to evaluate and select capital equipment and integrate it into a production line, we believe that once a manufacturer has selected certain capital equipment from a particular vendor, there is a tendency for the manufacturer to rely upon that vendor to provide equipment for the specific production line application and may seek to rely upon that vendor to meet other capital equipment requirements. Accordingly, we may be at a competitive disadvantage for a protracted period of time with respect to a particular customer if that customer utilizes a competitor’s manufacturing equipment.
WE HAVE RECENTLY INTRODUCED OUR NEW RAIDER PLATFORM, WHICH MAY FAIL TO GAIN MARKET ACCEPTANCE FROM THE MARKET.
     We have recently introduced our new Raider platform and intend to leverage this core technology, platform which is based on our prior platforms to expand our product portfolio and increase market opportunities. We expect that revenue from this new product platform will account for a significant portion of our revenue in the future. Accordingly, acceptance of this product platform is critical to our future success. Factors that may affect the market acceptance of this product include the performance, price and total cost of ownership of the product, and the availability, functionality and price of competing products and technologies. Failure of this new product to maintain and achieve widespread market acceptance would significantly impair our revenue growth.
RAPID TECHNOLOGICAL CHANGE COULD MAKE OUR PRODUCTS AND INVENTORIES OBSOLETE OR UNMARKETABLE FOR SPECIFIC APPLICATIONS.
     We operate in an industry that is subject to evolving industry standards, rapid technological changes, rapid changes in customer demands and the rapid introduction of new, higher performance systems with shorter product life cycles. For example, recent trends in semiconductor manufacturing include the move towards smaller device features to lower cost and improve performance, the use of new materials, such as copper, to achieve higher speed and performance of an integrated circuit, and the migration to 300mm diameter wafers from 200mm diameter wafers to increase productivity and reduce costs. As a result of these and other trends in our industry, we expect to continue to make significant investments in research and development. Although, historically, we have had adequate funds from operations to devote to research and development, there can be no assurance that we will have funds available, and in sufficient quantities, in the future for such research and development activities.
     Introductions of new products by us or our competitors could adversely affect sales of our existing products and may cause these existing products and related inventories to become obsolete or unmarketable, or otherwise cause our customers to defer or cancel orders for existing products. We may be unable to develop and introduce new products or enhancements to our existing products on a timely basis or in a manner which satisfies customer needs or achieves widespread market acceptance. Any significant delay in releasing new systems could adversely affect our reputation, give a competitor a first-to-market advantage or allow a competitor to achieve greater market share. These effects of rapid technological change could harm our business, financial condition, results of operations and cash flows.
OUR RESULTS OF OPERATIONS MAY SUFFER IF WE DO NOT EFFECTIVELY MANAGE OUR INVENTORIES OR ARE REQUIRED TO WRITE-DOWN OUR INVENTORIES DUE TO CHANGING MARKET DEMANDS FOR OUR PRODUCTS.
     To achieve commercial success with our products, we need to manage our inventory of component parts and finished goods effectively to meet changing customer product and volume requirements. Some of our products and supplies have in the past and may in the future become obsolete, while in inventory due to rapidly changing customer specifications or slowdowns in demand for existing products ahead of a new product introductions, whether by us or our competitors. If we are not successfully able to manage our inventory, including our spare parts inventory, we may need to write off unsaleable or obsolete inventory, which would adversely affect our results of operations. For example, in the fourth quarter of fiscal 2003, we wrote down inventory by $19.1 million primarily due to a change in forecasted demand for certain of our products due to the introduction of our new Raider platform.
OUR DEPENDENCE ON KEY SUPPLIERS COULD DELAY SHIPMENTS AND INCREASE OUR COSTS.
     Some components and subassemblies included in our products are obtained from a single source or a limited group of suppliers. The loss of, or disruption in, shipments from these sole or limited source suppliers could, in the short-term, adversely affect our business and results of operations. Further, a significant increase in the price of one or more of these components could harm our business, financial condition, results of operations and cash flows.
OUR FUTURE SUCCESS DEPENDS ON INTERNATIONAL SALES.
     Our net sales attributable to customers outside the United States as a percentage of our total net sales were approximately 61.4%, 62.6% and 63.8% in fiscal 2003, 2002 and 2001, respectively. We expect net sales outside the United States to continue to represent a significant portion of our future net sales. Sales to customers outside the United States are subject to various risks, including:
•	exposure to currency fluctuations and related derivatives used to hedge such fluctuations;

•	exposure of foreign accounts to foreign exchange translations;

•	political and economic instability, including terrorism;

•	unexpected changes in regulatory requirements;

•	tariffs and other market barriers;

•	potentially adverse tax consequences;

•	outbreaks of hostilities, particularly in Israel, Korea, Taiwan or China;

•	difficulties in managing foreign sales representatives and distributors; and

•	difficulties in staffing and managing foreign branch operations.
     A substantial portion of our international sales are denominated in U.S. dollars. Therefore, if the U.S. dollar rises in value in relation to foreign currencies, our systems will become more expensive to customers outside the United States and less competitive with systems produced by competitors outside the United States. Such conditions could negatively impact our international sales.
     Although we endeavor to meet technical standards established by foreign standards setting organizations, there can be no assurance that we will be able to comply with changes in foreign standards in the future.
VARIATIONS IN THE AMOUNT OF TIME IT TAKES FOR US TO SELL OUR SYSTEMS MAY CAUSE FLUCTUATIONS IN OUR OPERATING RESULTS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.
     Variations in the length of our sales cycles could cause our net sales, and thus our business, financial condition, results of operations and cash flows, to fluctuate widely from period to period. This variation could cause our stock price to decline. Our customers generally take a long time to evaluate many of our products before committing to a purchase. We expend significant resources educating and providing information to our prospective customers regarding the uses and benefits of our systems. The length of time it takes us to make a sale depends upon many factors, including:
•	the efforts of our sales force and our independent sales representatives and distributors;

•	the complexity of our customers’ fabrication processes;

•	the internal technical capabilities and sophistication of the customer; and

•	capital spending by our customers.
     Because of the number of factors influencing the sales cycle, the period between our initial contact with a potential customer and the time when we recognize revenue from our customer, if ever, varies widely in length. Our sales cycle typically ranges from one month to two years. Occasionally our sales cycle can be even longer, particularly with our international customers and new technologies. The subsequent build cycle, or the time it takes us to build a product to customer specifications after receiving an order, typically ranges from one to six months. During these cycles, we commit substantial resources to our sales efforts in advance of receiving any revenue, and we may never receive any revenue from a customer despite our sales efforts.
     When a customer purchases one of our systems, that customer often evaluates the performance of the system for a lengthy period before considering the purchase of more systems. The number of additional products a customer may purchase from us, if any, depends on many factors, including the customer’s capacity requirements. The period between a customer’s initial purchase and subsequent purchases, if any, often varies from two to twelve months or longer, and variations in length of this period could cause further fluctuations in our business, financial condition, results of operations, cash flows, and possibly our stock price.
IF WE DELIVER SYSTEMS WITH DEFECTS, OUR CREDIBILITY MAY BE HARMED, SALES AND MARKET ACCEPTANCE OF OUR SYSTEMS MAY DECREASE AND WE MAY INCUR LIABILITIES ASSOCIATED WITH THOSE DEFECTS.
     Our systems are complex and sometimes have contained errors, defects and software bugs when introduced. If we deliver systems with errors, defects or software bugs, our credibility and the market acceptance and sales of our systems could be harmed. Further, if our systems contain errors, defects or software bugs, we may be required to expend significant capital and resources to alleviate such problems. Defects could also lead to commercial and/or product liability as a result of lawsuits against us or against our customers. We have agreed to product liability indemnities. Our product and commercial liability policy currently provides only limited coverage per claim. In the event of a successful product liability and/or commercial claim, we could be obligated to pay damages that may not be covered by insurance or that are significantly in excess of our insurance limits.
FAILURE OF OUR PRODUCTS TO GAIN MARKET ACCEPTANCE WOULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND OUR ABILITY TO PROVIDE CUSTOMER SERVICE AND SUPPORT.
     We believe that our growth prospects depend upon our ability to gain customer acceptance of our products and technology. Market acceptance of products depends upon numerous factors, including compatibility with existing manufacturing processes and products, perceived advantages over competing products and the level of customer service available to support such products. Moreover, manufacturers often rely on a limited number of equipment vendors to meet their manufacturing equipment needs. As a result, market acceptance of our products may be adversely affected to the extent potential customers utilize a competitor’s manufacturing equipment. There can be no assurance that growth in sales of new products will continue or that we will be successful in obtaining broad market acceptance of our systems and technology.
     We expect to spend a significant amount of time and resources to develop new products and refine existing products. In light of the long product development cycles inherent in our industry, these expenditures will be made well in advance of the prospect of deriving revenue from the sale of any new systems. Our ability to commercially introduce and successfully market any new products is subject to a wide variety of challenges during this development cycle, including start up delays, design defects and other matters that could delay the introduction of these systems to the marketplace. As a result, if we do not achieve market acceptance of new products, we may not be able to realize sufficient sales of our systems in order to recoup research and development expenditures. The failure of any of our new products to achieve market acceptance would harm our business, financial condition, results of operations and cash flows.
WE MANUFACTURE SUBSTANTIALLY ALL OF OUR EQUIPMENT AT A SINGLE FACILITY AND ANY PROLONGED DISRUPTION IN THE OPERATIONS OF THAT FACILITY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR NET SALES.
     We manufacture substantially all of our equipment in our primary manufacturing facility located in Kalispell, Montana. Our manufacturing processes are highly complex and require sophisticated and costly equipment and a specially designed facility. As a result, any prolonged disruption in the operations of our manufacturing facility, whether due to technical or labor difficulties, destruction or damage as a result of a fire or any other reason, could seriously harm our ability to satisfy our customer order deadlines. If we cannot provide timely delivery of our systems, our net sales could suffer a material adverse effect.
IF WE REQUIRE ADDITIONAL CAPITAL IN THE FUTURE, IT MAY NOT BE AVAILABLE, OR IF AVAILABLE, ON TERMS ACCEPTABLE TO US.
     We believe that our existing balances of cash, cash equivalents and marketable securities, our cash flow from operations, and the cash we intend to raise in this offering will be sufficient to meet our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional financing to fund our operations in the future. The significant contraction in the capital markets, particularly in the technology sector, may make it difficult for us to raise additional capital in the future, if and when it is required, especially if we are unable to maintain profitability. If adequate capital is not available to us as required, or is not available on favorable terms, our shareholders may be subject to significant dilution in their ownership if we raise additional funds through the issuance of equity securities, or we could be required to significantly reduce or restructure our business operations.
     In addition, we currently do not maintain any credit facilities. If there is a future need for a credit facility to finance current operations or growth, there is no assurance that we will be able to obtain a facility on reasonable terms to meet our needs. Even if debt financing is available, it may involve restrictive covenants on our operations that may effect the management of our business.
COMPLIANCE WITH ENVIRONMENTAL REGULATIONS MAY BE VERY COSTLY, AND THE FAILURE TO COMPLY COULD RESULT IN LIABILITIES, FINES AND CESSATION OF OUR BUSINESS.
     We are subject to a variety of governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals. Current or future regulations could require us to purchase expensive equipment or to incur other substantial expenses to comply with environmental regulations. Any failure by us to control the use of, or adequately restrict the discharge or disposal of, hazardous substances could subject us to future liabilities, result in fines being imposed on us, or result in the suspension of production or cessation of our manufacturing operations.
IF THE PROTECTION OF OUR PROPRIETARY RIGHTS IS INADEQUATE, OUR BUSINESS COULD BE HARMED.
     We place a strong emphasis on the technically innovative features of our products and, where available, we generally seek patent protection for those features. We currently hold 229 U.S. patents, some with pending foreign counterparts, have 183 U.S. patent applications pending and intend to file additional patent applications, as we deem appropriate. There can be no assurance that patents will issue from any of our pending applications or that existing or future patents will be sufficiently broad to protect our technology. While we attempt to protect our intellectual property rights through patents, copyrights and non-disclosure agreements, there can be no assurance that we will be able to protect our technology, or that competitors will not be able to develop similar technology independently. In addition, the laws of certain foreign countries do not protect our intellectual property to the same extent as the laws of the United States. Moreover, there can be no assurance that our existing or future patents will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide meaningful competitive advantages to us. In any of such events, our business, financial condition, results of operations and cash flows could be harmed.
     There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. We currently are involved in patent litigation which is described in “Item 3. Legal Proceedings” of our Form 10-K for the period ended September 30, 2003, which is incorporated herein by reference. Although we are not aware of any potential infringement by our products of any patents or proprietary rights of others (other than as alleged by Novellus, Inc., which is described in such “Item 3. Legal Proceedings”), further commercialization of our technology could provoke claims of infringement from third parties.
     In addition, we rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties. However, employees may breach these agreements, and we may not have adequate remedies for any breach. In any case, others may come to know about or determine our trade secrets through a variety of methods.
     Now and in the future, litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation, including the litigation in which we currently are engaged, could cause us to accrue substantial cost or divert our management or resources, which by itself could have a material adverse effect on our financial condition, results of operations and cash flows. Further, adverse determinations in such litigation could result in our loss of proprietary rights, subject us to significant liabilities and damages to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our products, any of which could harm our business, financial condition, results of operations and cash flows.
OUR EFFORTS TO PROTECT OUR INTELLECTUAL PROPERTY MAY BE LESS EFFECTIVE IN SOME FOREIGN COUNTRIES WHERE INTELLECTUAL PROPERTY RIGHTS ARE NOT AS WELL PROTECTED AS IN THE UNITED STATES.
     In fiscal 2003, approximately 61.4% of our net sales were derived from sales in foreign countries, including certain countries in Asia such as Singapore, Taiwan, Japan, China and Korea. The laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and many U.S. companies have encountered substantial problems in protecting their proprietary rights against infringement in such countries, some of which are countries in which we have sold and continue to sell systems. For example, Taiwan and China are not signatories to the Patent Cooperation Treaty, which is designed to specify rules and methods for defending intellectual property internationally. In Taiwan and China, the publication of a patent prior to its filing would invalidate the ability of a company to obtain a patent. Similarly, in contrast to the United States where the contents of patent applications remain confidential during the patent prosecution process, the contents of a patent are published upon filing which provides competitors an advanced view of the contents of applications prior to the establishment of patent rights. There is a risk that our means of protecting our proprietary rights may not be adequate in these countries. Our competitors in these countries may independently develop similar technology or duplicate our systems. If we fail to adequately protect our intellectual property in these countries, it would be easier for our competitors to sell competing products in those countries.
ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS COULD ADVERSELY AFFECT THE RIGHTS OF THE HOLDERS OF OUR COMMON STOCK.
     Our Articles of Incorporation authorize our Board of Directors to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of preferred stock and to fix the number of shares constituting any series and the designations of such series, without further vote or action by the shareholders. We have no present plans to issue any preferred stock in order to deter a takeover and/or adopt additional anti-takeover measures. If such actions are taken in the future, they may make a change of control difficult, even if a change of control would be beneficial to our shareholders.
     Any anti-takeover provisions, including any issuance of preferred stock, could have the effect of discouraging a third party from making a tender offer or otherwise attempting to gain control of us. In addition, these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.
WE MUST ATTRACT AND RETAIN KEY PERSONNEL TO HELP DIRECT AND SUPPORT OUR FUTURE GROWTH. COMPETITION FOR SUCH PERSONNEL IN OUR INDUSTRY CAN BE HIGH.
     Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing, customer support, finance and manufacturing personnel. The loss of any of these key personnel, particularly our Chairman, President and Chief Executive Officer, Raymon F. Thompson, who would be extremely difficult to replace, could harm our business and operating results. We do not have key person life insurance on any of our executives. Further, to support future growth, we will need to attract and retain additional qualified employees. Competition for such personnel can be intense, and we may not be successful in attracting and retaining qualified senior executives and other employees.
We could be subject to class action litigation due to stock price volatility, which, if occurs, will distract our management and could result in substantial costs and/or large judgments against us.
In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. Securities litigation could result in substantial costs and divert our management’s attention and resources, which could cause harm to our business, financial condition, results of operations and cash flows.
Risks Related to Our Common Stock
OUR COMMON STOCK PRICE MAY BE VOLATILE WHICH COULD CAUSE INVESTORS TO LOSE A SUBSTANTIAL PART OF THEIR INVESTMENTS IN OUR COMMON STOCK.
     The stock market in general, and the stock prices of technology companies in particular, have experienced volatility which at times may have been unrelated to the operating performance of any particular company or companies. Furthermore, stock prices for companies that operate in cyclical industries, such as our own, are subject to the general trends of those industries and typically experience higher volatility in the price of their stock than the general market. In addition, our common stock is thinly traded which subjects it to further volatility. If market or industry-based fluctuations continue, our common stock price could decline regardless of our actual operating performance and investors could lose a substantial part of their investments. The market price of our common stock will likely fluctuate in response to a number of factors, including the following:
•	variations in our operating results and order levels;

•	announcements by us or our competitors of significant contracts, acquisitions, technological innovations, product enhancements, new product launches, or other material developments related to our business;

•	developments in patent litigation or other intellectual property rights;

•	our failure to meet management’s guidance on financial performance or the performance estimates of securities analysts;
•	changes in financial estimates of our net sales and operating results by management or securities analysts;

•	stock market price and volume fluctuations attributable to inconsistent trading volume levels;

•	general stock market conditions; and

•	general conditions in the semiconductor industry or in the worldwide economy.

OUR EXECUTIVE OFFICERS AND DIRECTORS OWN A LARGE PERCENTAGE OF OUR COMMON STOCK, WHICH COULD HAVE THE EFFECT OF DELAYING OR PREVENTING A CHANGE IN OUR CONTROL.
     As of March 31, 2004, our executive officers, and directors beneficially owned approximately 12,226,518 million shares or approximately 42.4% of the outstanding shares of our common stock, including 11,957,368 shares, or 41.8% of the outstanding shares of our common stock, owned by Raymon F. Thompson, our Chairman, President and Chief Executive Officer. These shareholders, acting together, may be able to effectively control matters requiring approval by shareholders, including the election or removal of directors and the approval of mergers or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock or prevent our shareholders from realizing a premium over the market price for their shares of common stock.
USE OF PROCEEDS
     We will not receive any of the proceeds from the sale by the selling shareholder of shares of our common stock. We have agreed to bear certain expenses relating to the registration of the shares of common stock registered pursuant to the registration statement of which this prospectus is a part.
DIVIDEND POLICY
     We have never declared or paid any cash dividends. We currently expect to retain future earnings, if any, to finance the growth and development of our business.
SELLING SHAREHOLDER
     The following table provides the number of shares of common stock owned by the selling shareholder as of March 31, 2004.
     Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by the selling shareholder and the percentage ownership of the selling shareholder, shares of common stock subject to options held by the selling shareholder that are currently exercisable or exercisable within 60 days of March 31, 2004 are deemed outstanding. Percentage of beneficial ownership as of March 31, 2004 is based upon 28,582,817 shares of common stock outstanding. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, the selling shareholder has sole voting and investment power with respect to the shares set forth opposite his name. The address of the selling shareholder is: c/o Semitool, Inc., 655 West Reserve Drive, Kalispell, Montana 59901.
     Since the selling shareholder may sell all, some or none of his respective shares, we cannot estimate the aggregate number and percentage of shares of common stock that the selling shareholder will offer pursuant to this prospectus or that the selling shareholder will own upon completion of an offering to which this prospectus relates. The table below assumes that the selling shareholder sells all of the shares registered pursuant to the registration statement of which this prospectus is a part.

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to This Offering			After This Offering
Shares
Shareholder	Number	Percent	Being Sold	Number	Percent
Raymon F. Thompson (1)(2)	11,957,368	41.8%	4,000,000	7,957,368	24.4%

(1)	Includes 9,965,838 shares held in the name of the Raymon F. Thompson Revocable Trust (4,000,000 shares of which are being registered hereunder), 1,775,730 shares held in the name of the Ladeine A. Thompson Revocable Trust (Mrs. Thompson is Mr. Thompson’s wife), and 189,400 shares held in the name of the Floyd Foundation Trust of which Mr. Thompson is the trustee.

(2)	Raymon Thompson, the selling shareholder, has been the Chairman of the Board of Directors, our President and Chief Executive Officer during the past three years.
PLAN OF DISTRIBUTION
     The shares of common stock offered by this prospectus are being sold by the selling shareholder. We will not receive any of the proceeds from the sale of these shares.

     The distribution of the shares of common stock by the selling shareholder may be made from time to time by the selling shareholder directly or through one or more brokers, agents, or dealers in one or more transactions (which may involve crosses and block transactions) on the Nasdaq National Market, the Pacific Exchange, Inc. or other exchanges on which our common stock is listed, pursuant to and in accordance with the rules of those exchanges, in the over-the-counter market, in negotiated transactions or otherwise, at prices related to prevailing market prices or at negotiated prices. In the event that one or more brokers, agents or dealers agree to sell the shares, they may do so by purchasing shares as principals or by selling shares as agents for the selling shareholder. Any brokers, agents or dealers who sell the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended. Any broker, agent or dealer may receive compensation from the selling shareholder which may be deemed to be underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom it may act as agent. If any such broker or dealer purchaser the shares as principal it may resell the shares from time to time to or through other brokers or dealers, and the other brokers or dealers may receive compensation in the form of concessions or commissions from the selling shareholder or purchaser of the shares from whom they may act as agents.
     We have advised the selling shareholder that it and any brokers, dealers or agents who effect a sale of the shares are subject to the prospectus delivery requirements of the Securities Act of 1933, as amended. We have advised the selling shareholder that in the event of a “distribution” of his shares, the selling shareholder and any broker, agent or dealer who participates in the distribution may be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and its rules and regulations, including Regulation M.
     The selling shareholder may transfer the shares to a donee and any donee would become a selling shareholder under this prospectus if identified in a prospectus supplement or in a prospectus included in a post-effective amendment to the registration statement prior to the donee making any offers or sales under this prospectus.
     We will bear all expenses of the offering of the shares, except that the selling shareholder will pay any applicable underwriting fees, discounts or commissions and transfer taxes, as well as the fees and disbursements of his counsel and experts.

DESCRIPTION OF SECURITIES
     Our authorized capital stock consists of 75,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value.
     The following description of our capital stock is not complete and is qualified in its entirety by our Charter and bylaws, as amended, both of which are included as exhibits to the registration statement of which this prospectus forms a part, and by applicable Montana laws.
COMMON STOCK
     As of March 31, 2004, there were 28,582,817 shares of common stock outstanding. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders, except that upon giving the legally required notice, shareholders may cumulate their votes in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription right. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of any offering will be fully paid and non-assessable.
     The common stock is listed on the Nasdaq National Market under the symbol “SMTL.” The transfer agent and registrar for our common stock is BankBoston, N.A.
PREFERRED STOCK
     Under our Articles of Incorporation, as amended, our Board of Directors may direct the issuance of up to 5,000,000 shares of preferred stock in one or more series and with rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, that may be fixed or designated by our Board of Directors without any further vote or action by our shareholders.
General
Because our Board of Directors has the power to establish the preferences, powers and rights of each class of preferred stock, it may afford the holders of any class of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of shares of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control. We have no present plan to issue any shares of preferred stock.
Preferred stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The specific terms of a particular class of preferred stock will be described in the prospectus supplement relating to that class, including a prospectus supplement providing that preferred stock may be issuable upon the exercise of warrants. The description of preferred stock set forth below and the description of the terms of a particular class of preferred stock set forth in a prospectus supplement do not purport to be complete and are qualified in their entirety by reference to the Certificate of Designation relating to that class.
The preferences and other terms of the preferred stock of each class will be fixed by the Certificate of Designation relating to the class. A prospectus supplement relating to each class of preferred stock will specify the following terms:
•	the title and stated value of the preferred stock;

•	the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

•	the dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to the preferred stock;

•	whether the preferred stock is cumulative or not and, if cumulative, the date from which dividends on the preferred stock will accumulate;

•	the provision for a sinking fund, if any, for the preferred stock;

•	the provision for redemption, if applicable, of the preferred stock;

•	any listing of the preferred stock on any securities exchange;

•	the terms and conditions, if applicable, upon which the preferred stock will be converted into common stock, including the conversion price (or manner of calculation thereof);

•	a discussion of any material federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

•	any limitations on issuance of any class of preferred stock ranking senior to or on a parity with such class or series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

•	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock; and

•	any voting rights of the preferred stock.
RANK
     Unless otherwise specified in the applicable prospectus supplement, the preferred stock will be, with respect to dividends and upon our voluntary or involuntary liquidation, dissolution or winding up:
•	senior to all classes or series of common stock and to all of our equity securities the terms of which provide that the equity securities shall rank junior to the preferred stock;

•	junior to all equity securities that we issue which rank senior to the preferred stock; and

•	on a parity with all equity securities that we issued other than those that are referred to in the bullet points above.
     The term “equity securities” does not include convertible debt securities.
LEGAL MATTERS
     The validity of the securities offered hereby will be passed upon for us by Crowley, Haughey, Hanson, Toole & Dietrich, P.L.L.P., Kalispell, Montana.
EXPERTS
     The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended September 30, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies or replaces this information. We incorporate by reference the following documents that we filed with the SEC:
•	our annual report on Form 10-K for the year ended September 30, 2003;

•	our quarterly report on Form 10-Q for the quarters ended December 31, 2003 and March 31, 2004;

•	our proxy statement on Schedule 14A for our 2004 annual meeting of shareholders;

•	our current report on Form 8-K filed on October 7, 2003, October 21, 2003, January 23, 2004, February 20, 2004, and April 27, 2004; and

•	each document filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this prospectus and prior to the termination of the offering of all securities to which this prospectus relates.
     You should rely only on the information incorporated by reference or set forth in this prospectus or the applicable prospectus supplement. We have not authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of these documents.
     Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this prospectus is delivered upon written or oral request. Requests should be directed to Larry A. Viano, Semitool, Inc., 655 West Reserve Drive, Kalispell, Montana 59901, (406) 752-2107.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You can inspect reports and other information we file at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.
We have filed a registration statement of which this prospectus is a part and related exhibits with the SEC under the Securities Act of 1933, as amended. The registration statement contains additional information about us and the securities. You may inspect the registration statement and exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.